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                             July 30, 2021

       Yishai Cohen
       Chairman, Chief Executive Officer and President
       Landa App LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed July 15, 2021
                                                            File No. 024-11377

       Dear Mr. Cohen:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment on Form 1-A

       General

   1. Please disclose the aggregate amount of securities being offered on the cover page and elsewhere in your
filing where you refer to the amount of securities being offered. Refer to Item 1(d) of Part II
of Form 1-A. Also, it appears you are attempting to qualify the same amount of shares
for each of the eight series that were originally qualified on June
                                                        29, 2021. Please
clarify whether you sold any of those shares, how many remain unsold and how many additional
shares, if any, you are attempting to qualify in this post-
                                                        qualification amendment
for the series included in the offering statement that qualified on
                                                        June 29, 2021.
   2. We note that you include an "Opening Date" column in the table on the cover page as well as in the Master Series
Table on page vii, which appears to indicate that you have not
 Yishai Cohen
Landa App LLC
July 30, 2021
Page 2
       commenced the offering of many of the series that were included in the offering statement that qualified on June 29, 2021. In this respect, we note that the "Offering Status" for many of those series is labeled "Upcoming" in the Master Series Table. Please provide your analysis of how such delays are consistent with Rule 251(d)(3)(i)(F) of Regulation
       A, which requires that continuous offerings will be commenced within two calendar days after the qualification date.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at (202) 551-3269 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameYishai Cohen
                                                             Division of
Corporation Finance
Comapany NameLanda App LLC
                                                             Office of Real
Estate & Construction
July 30, 2021 Page 2
cc:       Lillian Brown, Esq.
FirstName LastName